SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 15, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

_______________________

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A12	Page 2 of 7

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,701,358
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,701,358
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,701,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%[2]
14	TYPE OF REPORTING PERSON*
IN

_______________________

2 The percentage reflected is based on the outstanding shares of Common Stock set forth in the Issuer’s Form 10-Q, dated August 15, 2017.

CUSIP No.	82988R203	13D/A12	Page 3 of 7

1	NAME OF REPORTING PERSON
TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,701,358[3]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,701,358[4]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,701,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%[5]
14	TYPE OF REPORTING PERSON*
OO

______________________

3 Mrs. Singer has sole voting power with respect to all of the shares held by TAR Holdings LLC.

4 Mrs. Singer has sole dispositive power with respect to all of the shares held by TAR Holdings LLC.

5 See FN 2.

SCHEDULE 13D/A12

This constitutes Amendment No. 12 (the “Amendment No. 12”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mrs. Singer is the sole Member of TAR Holdings, which was created pursuant to that certain Operating Agreement, dated October 28, 2013. All of the securities held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $3,478,124.00.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 12 is to report that, on August 15, 2017, following the filing of Amendment No. 11 to the Statement (“Amendment No. 11”), dated July 31, 2017, a material change occurred in the percentage of shares of Common Stock beneficially owned by Mrs. Singer and TAR Holdings LLC (“TAR Holdings”).

In addition, Mrs. Singer, TAR SITO LendCo LLC (“TAR LendCo”) and TAR Holdings (together with TAR LendCo, “TAR”) have reviewed the letter (attached as Exhibit 99.1 to the Issuer’s Form 8-K dated August 1, 2017, the “August 1 Letter”) that certain members of the Board sent to Mr. Matthew Stecker and Mr. Thomas Thekkethala, also members of the Board, on August 1, 2017. TAR has also reviewed the letters, dated July 27, 2017 (the “July 27 Letter”) and August 8, 2017 (the “August 8 Letter”), respectively, sent by Mr. Stecker and Mr. Thekkethala to the CEO of the Issuer and the remaining members of the Board.

In the August 1 Letter, certain members of the Board indicated that they intend to notify, or already have notified, the Securities Exchange Commission (the “SEC”) of what they describe as allegations of purported “questionable, and possibly illegal, activities” by representatives of TAR, Mr. Stecker and Mr. Thekkethala. TAR and its representatives do not speak for Mr. Stecker or Mr. Thekkethala. TAR and its representatives, however, have not done anything “questionable” or “illegal” or, in any way, improper, with respect to the Issuer. To the contrary, TAR has engendered to maximize stockholder value in the face of what appears to be improper conduct by the Issuer’s management and certain members of the Board, the substance of which has been extensively described in TAR’s previous 13D amendments.

If the SEC decides to conduct an investigation with respect to the Issuer and any allegations made by the authors of the August 1 Letter, TAR and its representatives are confident that the SEC will conclude that TAR and its representatives have done nothing improper with respect to the Issuer. TAR and its representatives will, of course, fully cooperate with the SEC. Such cooperation will naturally include TAR’s knowledge of any and all relevant facts, including any facts relating to improprieties by the Issuer and the authors of the August 1 Letter as described in TAR’s previous 13D amendments. To the extent that the SEC determines to conduct an investigation with respect to the Issuer, TAR would expect that the SEC would investigate: (i) the reimbursement out of the Issuer’s corporate funds of Pepper Hamilton’s fees and expenses incurred in connection with the consent solicitation led by Stephen Baksa (which was not disclosed by the Issuer to its shareholders and which the Reporting Person believes violates Section 6.7 of the NPA); (ii) the apparent exclusion of Mr. Stecker and Mr. Thekkethala from the Board’s decision-making processes with respect to recent material corporate transactions of the Issuer (as described at length in their July 27 Letter and August 8 Letter), including the adoption of management compensation packages without discussing them with Mr. Thekkethala, a member of the Issuer’s compensation committee; (iii) the apparent failure by the Issuer to adequately “shop” or “market” the recent Equity Offering to achieve the best price for the Issuer and its stockholders; (iv) the potential leaking of material non-public information relating to the Issuer’s entry into a material contract with Pure Flix Entertainment by a member of the Issuer’s senior management to a family member; (v) Mr. Brent Rosenthal’s potential conflicts of interest stemming from his being a director of comScore, Inc., a direct competitor of the Issuer; (vi) Mr. Rosenthal’s communications with Mr. Baksa during the consent solicitation process, while Mr. Rosenthal was a director of the Issuer; and (vii) the purchase by Mr. Itzhak Fisher, a member of the Board, of shares of Common Stock shortly after becoming a director (and, potentially, while in possession of material non-public information).

As previously stated, Mrs. Singer, TAR LendCo and TAR Holdings expressly reserve all of their respective rights to take any actions necessary and appropriate to protect their interests.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Mrs. Singer, as the sole Member of TAR Holdings, may be deemed to beneficially own 1,701,358 shares of Common Stock, comprising approximately 7.8% of the outstanding shares, based on 21,906,698 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on August 15, 2017.

(b)       Mrs. Singer has sole dispositive and voting power over the shares of Common Stock owned by TAR Holdings as reported on this Schedule 13D.

(c)       The following table details the transactions effected by Mrs. Singer since the filing of Amendment No. 11.

Date of Transaction	Number of Shares Sold	Price Per Share
July 31, 2017	23,486	$4.5881
July 31, 2017	81,614	$4.95
August 1, 2017	16,602	$4.5518
August 3, 2017	23,955	$4.2843
August 4, 2017	38,983	$4.2079
August 7, 2017	13,060	$4.2366
August 8, 2017	20,940	$4.3545
August 15, 2017	55,720	$4.2368
August 16, 2017	50,000	$4.35
August 16, 2017	73,100	$4.2985
August 17, 2017	1,900	$4.25

(d)        No Person other than Mrs. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)       Not Applicable.

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Member